ASML 2015 Second Quarter Results July 15, 2015 ASML reports Q2 results in line with guidance on track for record 2015 sales Veldhoven, the Netherlands Public

15 July 2015 Slide 2 Public Forward looking statements This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expectations for the third quarter and second half of 2015, backlog, expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected levels of service sales, systems backlog, expected financial results, including expected sales, other income, gross margin, earnings per share and R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and other EUV targets (including availability, productivity and shipments), the expected continuation of Moore's law, expected annual revenue growth and goals for holistic lithography, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

• Investor key messages • Business highlights • Business environment • Outlook • Technology highlights • Financial statements Agenda 15 July 2015 Slide 3 Public

Investor key messages 15 July 2015 Slide 4 Public

Investor key messages • Shrink is the key industry driver supporting innovation and providing long term industry growth • Moore’s Law will continue and be affordable • Lithography enables affordable shrink and therefore delivers compelling value for our customers • ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs • DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in future. These highly differentiated products provide unique value drivers for us and our customers • EUV faces normal new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML • ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy Slide 5 Public 15 July 2015

Business highlights 15 July 2015 Slide 6 Public

15 July 2015 Slide 7 Public Q2 results • Net sales of € 1,654 million, 41 litho systems sold, valued at € 1,134 million, net service and field option sales at € 520 million • Average selling price of € 27.7 million per system • Gross margin of 45.6% • Operating margin of 25.3% • Net bookings of € 1,523 million, including 6 EUV systems • Backlog at € 3,015 million Numbers have been rounded for readers’convenience

15 July 2015 Slide 8 Public Net system sales breakdown in value Foundry 40% Memory 47% IDM 13% End-Use Numbers have been rounded for readers’convenience Korea 27% Taiwan 31% USA 22% Region (ship to location) Japan 13% Technology ArF Immersion 79% KrF 12% i-line 2% ArF dry 1% Q2’15 total value € 1,134 million EUV ArF i ArFdry KrF I-Line Sales in Units 19 14 1 2 5 Europe 4% China 3% Foundry 33% Memory 55% IDM 12% China 11% Korea 37% Taiwan 19% USA 17% Rest of Asia 2% Japan 11% ArF Immersion 83% KrF 12% i-line 2% ArF dry 3% Q1’15 total value € 1,247 million EUV ArF i ArFdry KrF I-Line 23 16 0 2 EUV 6% Europe 3% 6

742 1,452 1,252 892 1,397 1,650 1,069 1,529 1,228 1,187 1,644 1,654 1,176 1,459 1,229 1,318 1,322 1,521 1,211 1,023 1,848 1,494 0 1000 2000 3000 4000 5000 6000 7000 2010 2011 2012 2013 2014 2015 Ne t S a le s 3,304 YTD 15 July 2015 Slide 9 Public Total net sales million € by quarter Numbers have been rounded for readers’convenience 4,508 5,651 Q4 Q3 Q2 Q1 4,732 5,245 5,856

2,585 2,184 935 1,489 2,225 1,208 366 844 588 440 831 301 944 1,856 2,279 2,064 1,186 872 613 767 930 1,252 1,614 923 0 1000 2000 3000 4000 5000 6000 7000 2010 2011 2012 2013 2014 2015 Ne t S a le s 3,304 YTD 15 July 2015 Slide 10 Public Total net sales million € by End-use Numbers have been rounded for readers’ convenience 4,508 5,651 Service & Options Foundry IDM Memory 4,732 5,245 5,856

15 July 2015 Slide 11 Public Bookings activity by sector IDM 39% Memory 38% Foundry 23% Q2’15 total value € 1,523 million New systems Used systems Units 41 5 Value M€ 1,494 29 IDM 16% Memory 53% Foundry 31% Q1’15 total value € 1,028 million New systems Used systems Units 35 5 Value M€ 998 30 As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B). This change has no impact on the comparative figures. Numbers have been rounded for readers’convenience

New systems Used Systems Units 68 13 Value M€ 2,946 69 15 July 2015 Slide 12 Public Systems backlog in value Backlog definition see page 11 Numbers have been rounded for readers’convenience End-use Foundry 26% Memory 37% IDM 37% Technology ArF immersion 58% KrF 14% ArF dry 3% i-line 1% EUV 24% Q2’15 total value € 3,015 million Region (ship to location) USA 41% Korea 30% China 6% Japan 6% Taiwan 16% New systems Used systems Units 60 15 Value M€ 2,531 71 Foundry 35% Memory 42% IDM 23% ArF immersion 76% KrF 14% ArF dry 2% i-line 1% EUV 7% Q1’15 total value € 2,602 million USA 26% Korea 38% Europe 2% China 1% Japan 8% Taiwan 25% Rest of Asia 1%

Capital return to shareholders • ASML paid € 302 million in dividend or € 0.70 per ordinary share • Purchased € 285 million worth of shares in Q1 and Q2 as part of our 2015/2016 approx. € 1 billion share buy back program 15 July 2015 Public Slide 13 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 2007 2008 2009 2010 2011 2012 2013 2014 D iv id e n d ( e u ro ) Dividend history 0 1000 2000 3000 4000 5000 6000 7000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 €m illio ns Cumulative capital return Dividend Share buyback

Business environment 15 July 2015 Slide 14 Public

Business environment

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Memory

- 2 new DRAM fabs ramping capacity into H2
- 2xH and 2xL nm DRAM node transitions progressing
- Increased NAND litho tool demand in H2 supporting planar 1xM nm shrinks and 3D capacity increases
- 2 new NAND fabs under construction

Logic

- 2 new foundry fabs accepting equipment in H2
- Stable business throughout 2015
  - Modest tool shipments at 28nm node continue
  - 20nm node conversions to 16nm node started
  - 16/14nm nodes shipments ongoing
  - Next node process development accelerating with initial tools delivered/planned

Service & field options

- High demand for service and field options continues driven by Holistic litho and upgrade products which allows for improved process control and capital efficiency

Outlook 15 July 2015 Slide 16 Public

15 July 2015 Slide 17 Public Outlook • Q3 net sales between € 1.5 and €1.6 billion • Gross margin around 45% • R&D costs of about € 275 million • SG&A costs of about € 90 million • Other income (Customer Co-Investment Program) of about € 20 million • Effective tax rate approx. 11%

Technology highlights 15 July 2015 Slide 18 Public

EUV program: priorities for 2015 15 July 2015 Slide 19 Public In 2015, we will focus on: • Improving stability and availability • Continuing progress on productivity • Shipping the NXE:3350B, our 4th generation EUV tool

EUV 2015 targets and status at a glance • 1022 wafers exposed in 24 hours at customer site • Upgrade to same configuration completed at multiple customer sites, in progress at others • 130W dose-controlled source power demonstrated at ASML Productivity – Target: 1000 wafers per day • 55% availability on average for all NXE:3300B sites • Multiple sites achieved average availability of >70% for 1 week • One customer has achieved a 4-week average availability of 70% Availability – Target: 70% • Integration of multiple NXE:3350B systems ongoing at ASML • 4 NXE:3350B systems on order for production use • Discussions with several customers are ongoing NXE:3350B shipments – Target: 6 15 July 2015 Public Slide 20

15 July 2015 Slide 21 Public Shipment, orders, factory opened New EUV factory opened, enabling an output of 24 systems in 2017 NXE:3300B #7 passed site acceptance NXE:3300B #8 recognized in Q2 revenue = Total of 8 NXE:3300B installed 6 orders received in Q2 for EUV systems as part of volume purchase agreement with U.S. customer NXE:3350B: first shipment in Q3

15 July 2015 Slide 22 Public EUV shipments and revenue recognition EUV shipments & revenue 2015 Shipment plan 2 Revenue 1 Shipment plan 0 Revenue 0 Shipment plan 5 Revenue 0 NXE:3300B NXE:3300B → 3350B NXE:3350B • 1 NXE:3300B shipped in Q1, revenue recognized in Q2

Customers have different decision processes for new technology adoption → differences in timing of “WHEN” Time T ec h n o lo g y A d o p tio n 15 July 2015 Public Slide 23 Technology champion in R&D Value demonstration “Should we go for this?” Manufacturing readiness? Tough criteria, entrance hurdles Dynamics of progress to performance requirements Decision for production ramp with 1– 2 year lead time Performance improvements with cycles of learning in volume Full technology adoption in volume production 1 2 3 4 5 6 7 8 Typical customer steps towards new technology adoption: 1 2 3 4 5 6 7 Early Adopter Late Adopter 8 Different adoption drivers & risk appetite per application/customer Today’s range of adoption

Q2 product highlights DUV and Holistic Litho

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DUV

- We have demonstrated a 30% overlay improvement with our TWINSCAN NXT:1980Di system, which will ship this year. The system will also offer a step up in productivity from 250 to 275 wafers per hour
- Average availability of our world-wide installed base of more than 300 TWINSCAN NXT tools increased to above 96%, demonstrating ASML's focus on extending the performance of systems already in production

Holistic Litho

- All immersion systems shipped during the quarter had one or several Holistic Lithography products attached. The integrated YieldStar metrology system is well established, contributing to a total installed base of more than 250 YieldStar systems
- ASML application experts are engaged at all major customers to assist with the production ramp of 10nm logic node and 1x nm memory nodes

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Holistic Lithography: Image, Measure, Model

- Adoption continues across all market segments
- YieldStar installed base now >250 systems
- EUV will continue to drive Holistic Litho as we move to 7nm node & below
- Annual revenue growth >20%, on track towards goal ~1B€ by 2017


Image
NXT - ArFi
NXE - EUV
Model
Computational Litho
Measure
YieldStar
Holistic Lithography

Financial statements 15 July 2015 Slide 26 Public

Consolidated statements of operations M€ Numbers have been rounded for readers’convenience * Customer Co-Investment Program (CCIP) ** As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B). This change has no impact on the comparative figures. Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Net sales 1,644 1,322 1,494 1,650 1,654 Gross profit 752 578 657 779 754 Gross margin % 45.7% 43.7% 44.0% 47.2% 45.6% Other income* 20 20 20 21 21 R&D costs (267) (260) (268) (261) (267) SG&A costs (80) (77) (79) (82) (88) Income from operations 425 261 330 456 419 Operating income % 25.9% 19.8% 22.1% 27.6% 25.3% Net income 399 244 305 403 370 Net income as a % of net sales 24.3% 18.5% 20.4% 24.4% 22.4% Earnings per share (basic) € 0.91 0.56 0.70 0.93 0.86 Earnings per share (diluted) € 0.90 0.56 0.70 0.93 0.85 Litho units sold 31 30 35 47 41 ASP new litho systems 45.2 35.9 34.7 30.8 32.5 Net booking value** 1,048 1,397 1,387 1,028 1,523 15 July 2015 Public Slide 27

15 July 2015 Slide 28 Public Cash flows M€ * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of PPE and intangibles), see US GAAP Consolidated Financial Statements Numbers have been rounded for readers’convenience Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Net income 399 244 305 403 370 Net cash provided by (used in) operating activities 198 214 409 337 284 Net cash provided by (used in) investing activities (74) (24) 77 124 (107) Net cash provided by (used in) financing activities (414) (161) (213) (112) (458) Net increase (decrease) in cash & cash equivalents (287) 34 275 359 (284) Free cash flow * 125 130 281 250 205

Balance sheets M€ Numbers have been rounded for readers’convenience Assets Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Cash & cash equivalents and short-term investments 2,711 2,685 2,754 2,838 2,520 Net accounts receivable and finance receivables 1,429 1,336 1,304 1,510 1,589 Inventories, net 2,616 2,677 2,550 2,607 2,592 Other assets 727 712 835 929 871 Tax assets 329 337 232 299 264 Goodwill 2,116 2,265 2,358 2,611 2,569 Other intangible assets 686 713 724 774 751 Property, plant and equipment 1,275 1,372 1,447 1,523 1,519 Total assets 11,889 12,097 12,204 13,091 12,675 Liabilities and shareholders’ equity Current liabilities 3,065 2,926 2,889 3,194 2,854 Non-current liabilities 1,743 1,847 1,802 1,820 1,859 Shareholders’ equity 7,081 7,324 7,513 8,077 7,962 Total liabilities and shareholders’ equity 11,889 12,097 12,204 13,091 12,675 15 July 2015 Public Slide 29